SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28852; 812-13405]

Arrow Investment Advisers, LLC, and Arrow Funds Trust; Notice of Application

August 25, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment
Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1),
22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of
the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under
section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and
12(d)(1)(B) of the Act.

Summary of Application: Applicants request an order that would permit (a) certain open-
end management investment companies and their series to issue shares ("Shares")
redeemable in large aggregations ("Creation Unit Aggregations") only; (b) secondary
market transactions in Shares to occur at negotiated market prices; (c) certain series to
pay redemption proceeds, under certain circumstances, more than seven days after the
tender of Shares for redemption; (d) certain affiliated persons of the series to deposit
securities into, and receive securities from, the series in connection with the purchase and
redemption of Creation Unit Aggregations; and (e) certain registered management
investment companies and unit investment trusts outside of the same group of investment
companies as the series to acquire Shares.

Applicants: Arrow Investment Advisers, LLC ("Adviser") and Arrow Funds Trust
("Trust").

Filing Dates: The application was filed on July 9, 2007 and amended on November 3, 2008, May 28, 2009, and August 21, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 21, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, c/o Joe Barrato, Chief Executive Officer, Arrow Investment Advisers, LLC, 2943 Olney-Sandy Spring Road, Suite A, Olney, MD 20832.

For Further Information Contact: Emerson S. Davis, Sr., Senior Counsel at (202) 551-6868, or Julia K. Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

1.   The Trust is registered under the Act as an open-end management investment company and is organized as a Delaware statutory trust. The Trust will initially offer three series ("Initial Funds"), each of which will track a global index of equity and fixed income securities. Applicants request that the order ("Order") apply to the Initial Funds and any existing or future registered open-end management investment company and its series registered under the Act (collectively, with future series of the Trust, the "Future Funds," and together with the Initial Funds, the "Funds").[1] Each Future Fund will be (a) advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and (b) comply with the terms and conditions stated in the application.

2.   The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and will be the investment adviser to the Initial Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as subadvisers to the Funds ("Subadvisers"). Each Subadviser will be registered under the Advisers Act. A broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"), will serve as the principal underwriter and distributor for the Creation Unit Aggregations of Shares ("Distributor").

3.   Each Fund will consist of a portfolio of securities ("Portfolio Securities") selected to correspond generally to the price and yield performance, before fees and

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[1]   All entities that currently intend to rely on the Order are named as applicants. An Acquiring Fund (as defined below) may rely on the Order only to invest in Funds and not in any other registered investment company.

expenses, of a specified securities index ("Underlying Index").[2] Any entity that creates, compiles, sponsors or maintains an Underlying Index ("Index Provider") is not or will not be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, a Fund, the Adviser, any Subadviser, or promoter of a Fund, or a Distributor.

4.   The investment objective of each Fund will be to provide investment results, before fees and expenses, that correspond generally to the price and yield performance, of its Underlying Index.[3] The values of the Underlying Indices will be disseminated every 15 seconds each "Business Day," which is defined as any day that a Fund is required to be opened under section 22(e) of the Act. A Fund will utilize either a "replication" or "representative sampling" strategy which will be disclosed with regard to each Fund in its prospectus ("Prospectus").[4] A Fund using a replication strategy will invest in substantially all of the Component Securities in its Underlying Index in approximately the same proportions as in the Underlying Index.[5] A Fund may use a representative sampling strategy pursuant to which it will invest in a significant number

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[2]   The Underlying Indexes for the Initial Funds are the Dow Jones Global Relative Risk Moderate Portfolio Index, Dow Jones Relative Risk Moderately Aggressive Portfolio Index and the Dow Jones Global Risk Aggressive Portfolio Index.

[3]   Applicants represent that each Fund will invest at least 90% or 80% of its total assets in the component securities that comprise its Underlying Index ("Component Securities") and the depositary receipts representing such securities. "Depositary Receipts" will typically be American Depositary Receipts, but may include Global Depositary Receipts and Euro Depositary Receipts. Each Fund also may invest up to 10% or 20%, as the case may be, of its total assets in futures contracts, options on future contracts, options and swaps, as well as cash and cash equivalents and other investment companies.

[4]   All representations and conditions contained in the application that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

[5]   Under the representative sampling strategy, the Adviser will seek to construct a Fund's portfolio so that its fundamental investment characteristics and liquidity measures perform like those of the Underlying Index.

but not all of the Component Securities of its Underlying Index. This may be the case

when there are practical difficulties or substantial costs involved in compiling an entire

Underlying Index or when a Component Security is illiquid. Applicants anticipate that a

Fund that utilizes a representative sampling strategy will not track the performance of its

Underlying Index with the same degree of accuracy as a Fund employing the replication

strategy. Applicants expect that each Fund will have a tracking error relative to the

performance of its Underlying Index of less than 5 percent.

5. Shares will be sold at a price between $25 and $250 in Creation Unit

Aggregations which will have an initial price range of $1,000,000 to $10,000,000. All

orders to purchase Creation Unit Aggregations must be placed with the Distributor, by or

through a party that has entered into an agreement with the Distributor ("Authorized

Participant"). The Distributor will be responsible for transmitting the orders to the

Funds. An Authorized Participant must be either: (a) a broker-dealer or other participant

in the continuous net settlement system of the National Securities Clearing Corporation, a

clearing agency registered with the Commission, or (b) a participant in the Depository

Trust Company ("DTC", and such participant, "DTC Participant"). Shares generally will

be sold in Creation Unit Aggregations in exchange for an in-kind deposit by the

purchaser of a portfolio of specified securities (the "Deposit Securities"), together with

the deposit of a specified cash payment ("Cash Amount" and collectively with the

Deposit Securities, "Creation Deposit"). The Cash Amount is generally an amount equal

to the difference between (a) the net asset value ("NAV") (per Creation Unit

Aggregation) of a Fund and (b) the total aggregate market value (per Creation Unit

Aggregation) of the Deposit Securities.[6] Each Fund reserves the right to permit, under

certain circumstances, a purchaser of Creation Unit Aggregations to substitute cash in

lieu of depositing some or all of the requisite Deposit Securities.

6.　　　An investor acquiring or redeeming a Creation Unit Aggregation from a

Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of

the remaining shareholders resulting from costs in connection with the purchase or

redemption of Creation Unit Aggregations.[7] The exact amounts of Transaction Fees

relevant to each Fund (including the maximum Transaction Fees) will be fully disclosed

in the Prospectus of such Fund. The method for calculating the Transaction Fees will be

disclosed in each Fund's statement of additional information ("SAI"). The Distributor

will furnish a Fund's Prospectus and a confirmation to those placing purchase orders and

maintain a record of the purchase orders, confirmations of purchase orders and the

instructions given to the Fund to implement the delivery of Shares.

7.　　　Purchasers of Shares in Creation Unit Aggregations may hold such Shares

or sell such Shares into the secondary market. Shares will be listed and traded on an

Exchange. It is expected that one or more member firms of a Primary Listing Exchange

will be designated to act as a specialist or market maker and maintain a market for Shares

trading on such Exchange. Prices of Shares trading on an Exchange will be based on the

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[6]　　　The Trust will sell Creation Unit Aggregations of each Fund only on a Business Day. Each Business Day, prior to the opening of trading on the Primary Listing Exchange, the list of names and amount of each security constituting the current Deposit Securities and the Cash Amount, effective as of the previous Business Day, will be made available. Any national securities exchange (as defined in section 2(a)(26) of the Act) ("Exchange") on which Shares are listed ("Primary Listing Exchange") will disseminate, every 15 seconds during its regular trading hours, through the facilities of the Consolidated Tape Association, an estimated intra-day NAV of Shares (which will include the previous day's Cash Amount).

[7]　　　Where a Fund permits a purchaser to substitute cash in lieu of depositing one or more Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost to the Fund of Acquiring such Deposit Securities.

current bid/offer market. Shares sold in the secondary market will be subject to customary brokerage commissions and charges.

8.   Applicants expect that Purchasers of Creation Unit Aggregations will include institutional investors and arbitrageurs. A specialist or market maker also may purchase Creation Unit Aggregations of Shares for use in its market-making activities. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.[8] Applicants expect that the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to continually purchase Creation Unit Aggregations at NAV, which should ensure that Shares do not trade at a material discount or premium to NAV.

9.   Shares will not be individually redeemable, and owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Unit Aggregations only. To redeem, an investor will have to accumulate enough Shares to constitute a Creation Unit Aggregation. Redemption orders must be placed by or through an Authorized Participant. An investor redeeming a Creation Unit Aggregation generally will receive (a) Portfolio Securities designated to be delivered for Creation Unit Aggregation redemptions ("Redemption Securities") on the date that the request for redemption is submitted and (b) the Cash Amount.[9] An investor may receive the cash equivalent of a Fund Security in certain circumstances.

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[8]   Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

[9]   As a general matter, the Deposit Securities and Redemption Securities will correspond pro rata to the Portfolio Securities held by each Fund although in limited circumstances Deposit Securities and Redemption Securities may not be the same on the same day. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act of 1933 ("Securities Act"), the Funds will comply with the conditions of rule 144A. The Prospectus will also state that an Authorized Participant that is not a "Qualified

10.   Neither the Trust nor any individual Fund will be marketed or otherwise

held out an "open-end investment company" or a "mutual fund." Instead, each Fund will

be marketed as an "exchange traded fund," an "investment company," a "fund," or a

"trust." All marketing materials that describe the features or method of obtaining, buying

or selling Creation Unit Aggregations or Shares traded on an Exchange, or refer to

redeemability, will prominently disclose that Shares are not individually redeemable and

that the owners of Shares may purchase or redeem Shares from the Fund in Creation Unit

Aggregations only. The same approach will be followed in the SAI, shareholder reports

and investor educational materials issued or circulated in connection with the Shares.

The Trust or each Fund, as applicable, will provide copies of their annual and semi-

annual shareholder reports to DTC Participants for distribution to shareholders.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption

from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act

and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and

17(a)(2) of the Act and under section 12(d)(1)(J) of the Act for an exemption from

sections 12(d)(1)(A) and (B) of the Act,

2.   Section 6(c) of the Act provides that the Commission may exempt any

person, security or transaction, or any class of persons, securities or transactions, from

any provision of the Act, if and to the extent that such exemption is necessary or

appropriate in the public interest and consistent with the protection of investors and the

purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act

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Institutional Buyer" as defined in rule 144A under the Securities Act will not be able to receive, as part of a
redemption, restricted securities eligible for resale under rule 144A.

authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a "redeemable security" as any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Trust or a Fund to register as an open-end management investment company and issue Shares that are redeemable in Creation Unit Aggregations only. Applicants state that investors may purchase Shares in Creation Unit Aggregations from each Fund. Applicants further state that because the market price of Shares will be disciplined by arbitrage opportunities, the market price of an individual Fund Share will not vary much from its NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security, which is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming or reacquiring a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution of investment company shares by eliminating price competition from dealers offering shares at less than the published sales price and who could pay investors a little more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state

that (a) secondary market trading in Shares does not directly involve Fund assets and will not result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because competitive forces will ensure that the difference between the market price of Shares and their NAV remains narrow.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants state that settlement of redemptions for Funds that are based on global equity indices, global fixed income indices or global indices of equity and fixed income securities (collectively, "Global Funds") and Funds that are based on international equity indices, international fixed income indices or a blend of international, equity and fixed income indices (collectively, "International Funds") is contingent not only on the settlement cycle of the United States securities markets, but also on the delivery cycles present in foreign markets in which Global Funds and International Funds invest. Applicants state that delivery cycles for transferring Portfolio Securities to redeeming investors coupled with local market holiday schedules will, under certain circumstances, require a delivery process longer than seven calendar days. Applicants request relief under section 6(c) of the Act from section 22(e) to permit the Global Funds

and International Funds to pay redemption proceeds up to 12 calendar days after the tender of any Creation Unit Aggregations for redemption. Except as disclosed in the relevant Fund's Prospectus and/or SAI, applicants expect that each Global Fund and International Fund will be able to deliver redemption proceeds within seven days.[10] With respect to future Global Funds and International Funds, applicants seek the same relief from section 22(e) only to the extent that circumstances similar to those described in the application exist.

8.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that section 22(e) was designed to prevent. Applicants state that the Prospectus and/or SAI will disclose those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds. Applicants are not seeking relief from section 22(e) with respect to Global Funds and International Funds that do not effect creations and redemptions of Creation Unit Aggregations in-kind.

Section 12(d)(1)

9.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end

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[10]   Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1.

investment company, its principal underwriter and any other broker-dealer from selling

the investment company's shares to another investment company if the sale will cause the

acquiring company to own more than 3% of the acquired company's voting stock, or if

the sale will cause more than 10% of the acquired company's voting stock to be owned

by investment companies generally.

10.   Applicants request an exemption to permit management investment

companies ("Acquiring Management Companies") and unit investment trusts ("Acquiring

Trusts") registered under the Act that are not advised or sponsored by the Adviser or any

entity controlling, controlled by, or under common control with the Adviser and are not

part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii)

of the Act, as the Funds (collectively, "Acquiring Funds") to acquire Shares of a Fund

beyond the limits of section 12(d)(1)(A). No Acquiring Fund will be in the same group

of investment companies as the Funds. In addition, applicants seek relief to permit a

Fund or a broker-dealer registered under the Exchange Act to sell Shares to an Acquiring

Fund in excess of the limits of section 12(d)(1)(B).

11.   All Acquiring Management Companies will be advised by an investment

adviser within the meaning of section 2(a)(20)(A) of the Act (the "Acquiring Fund

Adviser") and may be sub-advised by one or more investment advisers within the

meaning of section 2(a)(20)(B) of the Act (each an "Acquiring Fund Subadviser"). Any

investment adviser to an Acquiring Fund will be registered under the Advisers Act. Each

Acquiring Trust will be sponsored by a sponsor ("Sponsor").

12.   Applicants submit that the proposed conditions to the requested relief

adequately address the concerns underlying the limits in section 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

13.   Applicants believe that neither the Acquiring Funds nor an Acquiring Fund Affiliate would be able to exert undue influence over the Funds.[11] To limit the control that an Acquiring Fund may have over a Fund, applicants propose a condition prohibiting an Acquiring Fund Adviser or a Sponsor, any person controlling, controlled by, or under common control with an Acquiring Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by an Acquiring Fund Adviser or Sponsor, or any person controlling, controlled by, or under common control with an Acquiring Fund Adviser or Sponsor ("Acquiring Fund Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Acquiring Fund Subadviser, any person controlling, controlled by or under common control with the Acquiring Fund Subadviser, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Subadviser or any person controlling, controlled by or under common control with the Acquiring Fund Subadviser ("Acquiring Fund's Subadvisory Group"). Applicants propose other conditions to limit the potential

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[11]   An "Acquiring Fund Affiliate" is an Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, promoter, and principal underwriter of an Acquiring Fund, and any person controlling, controlled by, or under common control with any of those entities. A "Fund Affiliate" is the investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

for undue influence over the Funds, including that no Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, employee or Sponsor of an Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, employee, or Sponsor is an affiliated person (except that any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate.

14.   Applicants assert that the proposed conditions address any concerns regarding excessive layering of fees. The board of directors or trustees of any Acquiring Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("independent directors or trustees"), will find that the advisory fees charged to the Acquiring Management Company are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. In addition, except as provided in condition 15, an Acquiring Fund Adviser or a trustee ("Trustee") or Sponsor of an Acquiring Trust will, as applicable, waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant

to any plan adopted by a Fund under rule 12b-1 under the Act) received by the Acquiring Fund Adviser or Trustee or Sponsor or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, from the Funds in connection with the investment by the Acquiring Fund in the Fund. Applicants state that any sales charges or service fees charged with respect to Shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds set forth in Conduct Rule 2830 of the National Association of Securities Dealers ("NASD").[12]

15. Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Fund may acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act. To ensure that Acquiring Funds comply with the terms and conditions of the requested relief from section 12(d)(1), any Acquiring Fund that intends to invest in a Fund in reliance on the requested order will enter into an Acquiring Fund Agreement between the Fund and the Acquiring Fund requiring the Acquiring Fund to adhere to the terms and conditions of the requested order. The Acquiring Fund Agreement also will include an acknowledgement from the Acquiring Fund that it may rely on the Order only to invest in the Funds and not in any other investment company.

16. Applicants also note that a Fund may choose to reject a direct purchase of Shares in Creation Unit Aggregations by an Acquiring Fund. To the extent that an Acquiring Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by

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[12] Any references to Conduct Rule 2830 of the NASD include any successor or replacement rule to Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

declining to enter into the Acquiring Fund Agreement prior to any investment by an Acquiring Fund in excess of the limits of section 12(d)(1)(A).

<u>Sections 17(a)(1) and (2) of the Act</u>

17.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("Second-Tier Affiliate"), from selling any security to or acquiring any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include (a) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by the other person, and (c) any person directly or indirectly controlling, controlled by or under common control with the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities.

18.   Applicants request an exemption from section 17(a) of the Act pursuant to sections 17(b) and 6(c) of the Act to permit persons to effectuate in-kind purchases and redemptions with a Fund when they are affiliated persons of the Fund or Second-Tier Affiliates solely by virtue of one or more of the following : (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the Shares of one or more other registered investment companies (or series thereof) advised by the Adviser.

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19.   Applicants assert that no useful purpose would be served by prohibiting

these types of affiliated persons from acquiring or redeeming Creation Unit Aggregations

through "in-kind" transactions. The deposit procedures for both in-kind purchases and

in-kind redemptions of Creation Unit Aggregations will be the same for all purchases and

redemptions. Deposit Securities and Fund Securities will be valued in the same manner

as Portfolio Securities. Therefore, applicants state that in-kind purchases and

redemptions will afford no opportunity for the affiliated persons, or Second-Tier

Affiliates, of a Fund to effect a transaction detrimental to other holders of Shares.

Applicants also believe that in-kind purchases and redemptions will not result in self-

dealing or overreaching of the Fund.

20.   Applicants also seek relief from section 17(a) to permit a Fund that is an

affiliated person of an Acquiring Fund to sell its Shares to and redeem its Shares from an

Acquiring Fund through in-kind Creation Unit Aggregation transactions with the

Acquiring Fund.[13] Applicants state that the terms of the transactions are fair and

reasonable and do not involve overreaching. Applicants note that any consideration paid

by an Acquiring Fund for the purchase or redemption of Shares directly from a Fund will

be based on the NAV of the Fund.[14] Applicants believe that any proposed transactions

directly between the Funds and Acquiring Funds will be consistent with the policies of

each Acquiring Fund. The purchase of Creation Unit Aggregations by an Acquiring

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[13]   Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund may be prohibited by section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

[14]   Applicants believe that an Acquiring Fund will purchase Shares in the secondary market and will not purchase or redeem Creation Unit Aggregations directly from a Fund. However, the requested relief would apply to direct sales of Creation Unit Aggregations by a Fund to an Acquiring Fund and redemptions of those Shares.

Fund directly from a Fund will be accomplished in accordance with the investment restrictions of any such Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund's registration statement. The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Unit Aggregations directly from a Fund to represent that the purchase of Creation Unit Aggregations from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund's registration statement.

Applicants' Conditions:

Applicants agree that any order of granting the requested relief will be subject to the following conditions:[15]

ETF Relief

1. Each Fund's Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Funds, and that the acquisition of Shares by investment companies is subject to the restrictions of section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an Acquiring Fund Agreement with the Fund regarding the terms of the investment.

2. As long as the Trust or a Fund operates in reliance on the requested order, the Shares will be listed on an Exchange.

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[15]   See note 4, supra.

3.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund's Prospectus will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund only in Creation Unit Aggregations. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Unit Aggregations only.

4.   The website for each Fund, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day's NAV and the reported closing price, and a calculation of the premium or discount of such closing price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or the life of the Fund, if shorter).

5.   The Prospectus and annual report for each Fund also will include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Share basis for one, five and ten year periods (or life of the Fund): (i) the cumulative total return and the average

annual total return based on NAV and closing price, and (ii) the cumulative total return of the relevant Underlying Index.

6. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

7. The members of the Acquiring Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of an Acquiring Fund's Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund's Advisory Group or the Acquiring Fund's Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Shares. This condition does not apply to the Acquiring Fund Subadvisory Group with respect to a Fund for which the Acquiring Fund Subadviser or a person controlling, controlled by, or under common control with the Acquiring Fund Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

8. No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

9.   The board of directors or trustees of an Acquiring Management Company, including the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

10.   Once an investment by an Acquiring Fund in Shares exceeds the limits in section 12(d)(1)(A)(i) of the Act, the board of directors or trustees of a Fund ("Board"), including a majority of the independent directors or trustees will determine that any consideration paid by the Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

11.   No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

12.   The Board, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

13.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record

of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

14.   Before investing in Shares in excess of the limits in section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment adviser(s) or their Sponsors or Trustees, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares in excess of the limit in section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

15.   The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under rule 12b-1 under the Act) received from the Fund by the Acquiring Fund Adviser, Trustee or

Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee or Sponsor, or its affiliated person by a Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Subadviser will waive fees otherwise payable to the Acquiring Fund Subadviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Subadviser, or an affiliated person of the Acquiring Fund Subadviser, other than any advisory fees paid to the Acquiring Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Subadviser. In the event that the Acquiring Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

16.   Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.

17.   No Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act.

18.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any

Fund in which the Acquiring Management Company may invest. These findings and

their basis will be recorded fully in the minute books of the appropriate Acquiring Fund.

For the Commission, by the Division of Investment Management, under delegated

authority.

Florence E. Harmon
Deputy Secretary